



Bright Ventures LLC
Small Business Bond™

Bond Terms:

Bond Yield: 8.00%

Target Raise Amount: $124,000

Offering End Date: January 3, 2022

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $50,000

Company Details:

Name: Bright Ventures LLC

Founded: December 8, 2018

Address: 734 Taylor St. NW
Washington, DC 20011

Industry: Home Improvement, Entertainment

Employees: 2

Website: https://www.brightwoodbuild.com/

Use of Funds Allocation:

If the maximum raise is met:

$60,000 (48.39%) of the proceeds will go towards human capital development
$27,000 (21.77%) of the proceeds will go towards automation/process improvement
$25,000 (20.16%) of the proceeds will go towards refinancing debt
$12,000 (9.68%) of the proceeds will go towards brand development

Social:

Instagram: 920 Followers





Business Metrics:

	FY20	FY21	YTD 10/31/2022
Total Assets	$9,089	$69,315	$364,987
Cash & Cash Equivalents	$9,089	$16,047	$31,331
Accounts Receivable	$0	$19,131	$284,694
Short-term Debt	$29,633	$39,842	$40,927
Long-term Debt	$0	$0	$0
Revenue	$135,507	$433,364	$686,623
Cost of Goods Sold	$193,804	$283,317	$203,673
Taxes	$0	$0	$0
Net Income	-$103,244	$293	$289,786

Recognition:

Bright Ventures LLC (dba Brightwood Design+Build) knows that renovating a home is one of the most rewarding feats that a family can undertake; yet it is also very challenging and stressful when it comes to finances, people dynamics, and navigating the disruption of everyday life. Brightwood Design+Build is here to guide their clients through this process. They will build a vision that reflects who their clients want to be, put together an approach that makes sense for where they are today, and assemble the team to deliver that vision.

About:

Bright Ventures LLC (dba Brightwood Design+Build) has been in business since 2018. Co-owners, Noah David Jacobs and Jasmine Niernberger, have decades of experience in real estate, development and strategy consulting. With over a decade in the real estate industry, Noah has a wealth of knowledge from on and off market acquisition to overseeing construction for local residential developers. His knowledge as a real estate agent allows him to advise clients on the best return value when undertaking a project. Born and raised in Washington DC, Jasmine is passionate about designing spaces that evoke a sense of confidence and pride. With over a decade in strategy consulting, she designs with an eye to future needs, while presenting cost-effective solutions that suit where her clients are today.

For more information, contact our Customer Support Team at support@thesmbx.com

